SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	November	2006
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated November 16, 2006.

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Research In Motion Limited (the “Company” or “RIM”)

295 Phillip Street

Waterloo, Ontario

N2L 3W8

2.	Date of Material Change

November 10, 2006.

3.	News Release

A news release was issued in Waterloo, Ontario on November 10, 2006 through the newswire services of CCN Matthews and Market Wire, a copy of which is annexed hereto as Schedule “A”.

4.	Summary of Material Change

The Company provided on November 10, 2006 a status update pursuant to the alternative information guidelines of the Ontario Securities Commission. These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

The Company reported that its management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM's Board of Directors has made a preliminary determination that a restatement of RIM's historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006 or to current or future financial years’ operating results.

The Company will file its financial statements for the second quarter of fiscal 2007 as soon as possible. The Company has had communications with both the Ontario Securities Commission (OSC) and the Securities and Exchange Commission (SEC) about its internal review. The OSC stated earlier this week that it is conducting an investigation into accounting issues that arose from stock option grants made by RIM. The Company intends to continue cooperating with the OSC and SEC.

5.	Full Description of Material Change

The Company provided on November 10, 2006 a status update pursuant to the alternative information guidelines of the Ontario Securities Commission. These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

The Company reported that its management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM's Board of Directors has made a preliminary determination that a restatement of RIM's historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006 or to current or future financial years’ operating results.

The Company will file its financial statements for the second quarter of fiscal 2007 as soon as possible. The Company has had communications with both the Ontario Securities Commission (OSC) and the Securities and Exchange Commission (SEC) about its internal review. The OSC stated earlier this week that it is conducting an investigation into accounting issues that arose from stock option grants made by RIM. The Company intends to continue cooperating with the OSC and SEC.

Certain of the statements contained in the news release and in this Material Change Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, and readers are urged to consider carefully the cautionary language regarding such-forward looking statements contained in the news release.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, please contact Dennis Kavelman – Chief Financial Officer of the Company at (519) 888-7465.

9.	Date of Report

Dated at Waterloo, Ontario, this 16th day of November, 2006.

SCHEDULE “A”

November 10, 2006

RIM Provides Status Update

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission. These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

The Company hereby reports that its management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM's Board of Directors has made a preliminary determination that a restatement of RIM's historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006 or to current or future financial years’ operating results.

The Company will file its financial statements for the second quarter of fiscal 2007 as soon as possible. The Company has had communications with both the Ontario Securities Commission (OSC) and the Securities and Exchange Commission (SEC) about its internal review. The OSC stated earlier this week that it is conducting an investigation into accounting issues that arose from stock option grants made by RIM. The Company intends to continue cooperating with the OSC and SEC.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's ongoing management-initiated voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM's historical, current and future financial statements, and its intention to provide regular updates to its shareholders. The terms and phrases, "preliminary determination", "may", "would", "will", "anticipate", "intends" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: final determinations made by RIM's Audit Committee, outside advisors, auditors and others; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)
Date:	November 20, 2006	By:	/S/ DENNIS KAVELMAN
Name: Dennis Kavelman Title: Chief Financial Officer